2-28-02

MANUALLY SIGNED

807/98

02012138

SECU... COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 05 2002

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosures:

A press release dated February 20, 2002 announcing that Aventis and Bayer AG have executed a non-binding letter of intent on a potential combination of their respective blood plasma businesses.

Aventis

Press Release

Your Contact:
Carsten Tilger
Aventis Media Relations
Tel.: + 33 (0) 388 99 1114
Carsten.Tilger@aventis.com

Stephan Albrechtskirchinger
Aventis Media Relations
Tel.: + 33 (0)3 8899 1138
Stephan.Albrechtskirchinger@aventis.com

February 20, 2002

Aventis and Bayer AG sign non-binding letter of intent on potential combination of blood plasma businesses

Strasbourg, France – Aventis and Bayer AG announced today that they have signed a non-binding letter of intent on a potential combination of their respective blood plasma businesses, Aventis Behring and Bayer Biological Products. The contemplated transaction is subject to due diligence, the required approvals by the relevant authorities and corporate bodies and the finalization of a definitive agreement.

Under the terms of the letter of intent, it is planned to combine the blood plasma activities of both entities, Aventis Behring and Bayer Biological Products, including the marketing rights for the recombinant Factor VIII products, *Helixate FS/NexGen* and *Kogenate*, that will continue to be manufactured by Bayer.

The combined business would be jointly owned by Aventis and Bayer, while Bayer would have a majority stake. Aventis would have various defined options for the future of its stake in the business.

"After a strategic review of the future options, we believe that the complementary structure of the two businesses could create value for shareholders," said Patrick Langlois, Chief Financial Officer of Aventis. "The new company would have the scientific and the financial resources to assure its long-term development. Aventis will continue to concentrate its resources on prescription drugs and vaccines as well as on animal health. We expect the planned transaction should have a positive impact on earnings of Aventis."

"The combination of the technology, customer focus and expertise of both companies would benefit patients and customers, we expect it would lead to an enhanced supply of high-quality and safe products and the development of innovative and improved therapies to satisfy unmet clinical needs," added Ruedi Waeger, Ph. D., Chief Executive Officer of Aventis Behring.

It is intended that Ruedi Waeger would manage jointly the integration process with Dr. Gunnar Riemann, General Manager of Bayer Biological Products. Both executives would also assume leadership positions in the new combined entity.

Aventis and Bayer have agreed that any speculation on the timing or detailed aspects of the envisaged final agreement, such as financial terms, would not be appropriate at this early stage.

About Aventis Behring and Aventis

Aventis Behring is a global leader in the plasma protein industry, providing a wide range of innovative, high quality therapies and unique support services to patients worldwide. Aventis Behring is dedicated to the research and development of proteins from human blood plasma and emerging technologies. Aventis Behring, headquartered in King of Prussia, Pennsylvania, USA, reported annual sales of € 1.13 billion in 2001 and employs approximately 6500 associates worldwide. For more information about Aventis Behring, please visit: www.AventisBehring.com

Aventis (NYSE: AVE) is dedicated to improving life through the discovery and development of innovative pharmaceutical products and human vaccines. In 2001, Aventis generated sales of € 17.7 billion and employed around 75,000 people in its core business. Corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

About Bayer and Bayer Biological Products

Bayer's Biological Products Business Group, headquartered in Research Triangle Park, North Carolina, United States, is an integral part of Bayer's global health care activities. In 2000, Bayer achieved sales of around € 1.2 billion in this business. The business group currently employs some 2,800 staff worldwide. For more information about Bayer's Biological Products Business Group, visit the website at: www.bayerbiologicals.com

Bayer is an international, research-based group with major businesses in health care, crop science, polymers and specialty chemicals. For 2000, the group recorded sales of € 31 billion and group net income of € 1.8 billion. The total number of employees worldwide at the end of 2000 was about 122,000. For more information about Bayer, visit: www.bayer.com

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

For more information on Aventis Behring:
Kim Cayz
Tel.: +1 610 878 4822
Kim.Cayz@aventis.com

Bayer:
Dr. Michael Diehl
Tel.: +49 (0)214 30-58532
michael.diehl.md@bayer-ag.de

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: February 20, 2002

By:

Name: Dr. Dirk Oldenburg

Title: General Legal Counsel

Aventis · 67917 Strasbourg · Cedex 9 · France · www.aventis.com · Telephone 00 33 3 88 99 12 87 · Fax 00 33 3 88 99 13 64 ·
dirk.oldenburg@aventis.com ·
Address for visitors: 16, Avenue de l'Europe · Espace Européen de l'Entreprise · F-67300 Schiltigheim